Exhibit 99.1

Dr. Reddy's Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills

Hyderabad – 500 034, Telangana, India

CIN: L85195TG1984PLC004507

Tel:       + 91 40 4900 2900

Fax:     + 91 40 4900 2999

Email: mail@drreddys.com

Web:   www.drreddys.com

October 13, 2025

National Stock Exchange of India Ltd. (Stock Code: DRREDDY)

BSE Limited (Stock Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/ Madam,

Sub: Intimation of Earnings call

Please find enclosed a notification titled “Dr. Reddy's to release Q2FY26 results on Friday, October 24th, 2025; Earnings call slated for Friday, October 24th @19:30 PM IST / 10:00 AM ET.”

This is for your information and records.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR

CONTACT
DR. REDDY'S LABORATORIES LTD. 8-2-337, Road No. 3, Banjara Hills, Hyderabad – 500034, Telangana, India.	Investor relationS	Media relationS
	Richa Periwal richaperiwal@drreddys.com Aishwarya sitharam aishwaryasitharam@drreddys.com	PRIYA K priyak@drreddys.com

Dr. Reddy's to release Q2FY26 results on Friday, October 24th, 2025;

Earnings call slated for Friday, October 24th @19:30 PM IST / 10:00 AM ET

Hyderabad, India, October 13th, 2025

Dr. Reddy's Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY) will announce results for the quarter and six months ended September 30th, 2025 on Friday, October 24th, 2025 after the Board Meeting.

Summary of Events

Event	Date and Time	Medium
Release of financial results	October 24th, 2025, after the Board Meeting	Stock Exchange, Media, Company Website, Email
Press Meet Presentation	Will be available on the Company’s Website	Company’s Website www.drreddys.com
Earnings Call	October 24th, 2025, 19:30 PM IST / 10:00 AM ET	Hosted by the Company (Details below)
Audio as well as Transcript of the Earnings call	Will be available on the Company’s Website	Company’s Website www.drreddys.com

Earnings Call

Following the release, the management of the Company will host its earnings call to discuss the Company’s financial performance.

Pre-register with the link below:

https://drreddys.zoom.us/webinar/register/WN_UsxFnaCVRaiV-KhZsVDuFQ